23(i)

July 21, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Calvert SAGE Fund File numbers 333-152031 and 811-22212 Form N-1A (Calvert Large Cap Value Fund)

Ladies and Gentlemen:

As counsel to the Calvert SAGE Fund (the "Fund"), it is my opinion, based upon an examination of the Fund's Declaration of Trust and By-Laws and such other original or photostatic copies of Fund records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Form N-1A of the Fund will, when sold, be legally issued, fully paid and non-assessable.

Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Form N-1A Registration Statement with respect to Calvert Large Cap Value Fund.

Sincerely,

/s/Jane B. Maxwell

Jane B. Maxwell
Assistant General Counsel